SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO-I/A

Amendment No. 3

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

DIGITAL REALTY TRUST, L.P.

(Name of Subject Company (Issuer))

DIGITAL REALTY TRUST, INC.

DIGITAL REALTY TRUST, L.P.

(Names of Filing Persons (Guarantor and Issuer))

5.50% Exchangeable Senior Debentures due 2029

(Title of Class of Securities)

25389JAC0

(CUSIP Number of Class of Securities)

A. William Stein

Interim Chief Executive Officer, Chief Financial Officer, Chief Investment Officer and Secretary

Four Embarcadero Center, Suite 3200

San Francisco, CA 94111

(415) 738-6500

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Keith Benson, Esq.

Julian T.H. Kleindorfer, Esq.

Latham & Watkins LLP

355 S. Grand Ave.

Los Angeles, CA 90071-1560

(213) 485-1234

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$266,400,000	$34,312.32

*	Calculated solely for purposes of determining the filing fee. The purchase price of the 5.50% Exchangeable Senior Debentures due 2029 (the “Debentures”), as described herein, is 100% of the principal amount of the Debentures. As of December 31, 2013, there was $266,400,000 aggregate principal amount of Debentures outstanding, resulting in an aggregate maximum purchase price of $266,400,000.
**	Previously paid. The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $128.80 for each $1,000,000 of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☒

INTRODUCTORY STATEMENT

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on March 17, 2014 (the “Original Schedule TO” and together with Amendment No. 1 to the Original Schedule TO and Amendment No. 2 to the Original Schedule TO, the “Schedule TO”) by Digital Realty Trust, Inc. (the “Guarantor”) and Digital Realty Trust, L.P. (the “Company”).

The Schedule TO relates to the right of each holder (each a “Holder”) of the Company’s 5.50% Exchangeable Senior Debentures due 2029 (the “Debentures”) to sell and the obligation of the Company to purchase the Debentures, as set forth in the Company’s Issuer Repurchase Notice to Holders of 5.50% Exchangeable Senior Debentures due 2029, dated March 17, 2014, as amended (the “Issuer Repurchase Notice”). The right of a Holder to sell and the obligation of the Company to purchase the Debentures, as described in the Issuer Repurchase Notice, is referred to as the “Put Option.”

This Amendment No. 3 constitutes the final amendment pursuant to Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.

The Put Option expired at 11:59 p.m., New York City time, on Friday, April 11, 2014. Based on final information provided to the Company by Wells Fargo Bank, National Association, the trustee and paying agent, no Debentures were tendered and accepted for purchase in the Put Option.

Item 12.	Exhibits.

Exhibit Number	Description

(a)(1)(A)*	Issuer Repurchase Notice to Holders of 5.50% Exchangeable Senior Debentures due 2029, dated March 17, 2014, including form of Repurchase Notice and form of Withdrawal Notice.

(a)(1)(B)*	IRS Form W-9.

(a)(1)(C)*	Amendment No. 1 to the Issuer Repurchase Notice to Holders of 5.50% Exchangeable Senior Debentures due 2029, dated March 28, 2014.

(a)(5)(A)*	Press release dated March 17, 2014.

(b)(1)	Global Senior Credit Agreement, dated as of August 15, 2013, among Digital Realty Trust, L.P. and the other initial borrowers named therein and additional borrowers party thereto, as borrowers, Digital Realty Trust, Inc., as parent guarantor, the subsidiary borrowers and guarantors named therein, Citibank, N.A., as administrative agent, Bank of America, N.A., and JPMorgan Chase Bank, N.A., as syndication agents, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc. and J.P. Morgan Securities LLC, as joint lead arrangers and joint book running managers, and the other agents and lenders named therein (incorporated by reference to the Exhibit 10.1 to the Combined Quarterly Report on Form 10-Q of Digital Realty Trust, Inc. and Digital Realty Trust, L.P. filed on November 12, 2013).

(b)(2)	Amendment No. 1 to the Global Senior Credit Agreement, dated as of December 11, 2013, among Digital Realty Trust, L.P. and the other initial borrowers named therein and additional borrowers party thereto, as borrowers, Digital Realty Trust, Inc., as parent guarantor, the subsidiary borrowers and guarantors named therein, Citibank, N.A., as administrative agent, Bank of America, N.A., and JPMorgan Chase Bank, N.A., as syndication agents, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc. and J.P. Morgan Securities LLC, as joint lead arrangers and joint book running managers, and the other agents and lenders named therein (incorporated by reference to the Exhibit 10.30 to the Combined Annual Report on Form 10-K, as amended, of Digital Realty Trust, Inc. and Digital Realty Trust, L.P. filed on March 3, 2014).

(d)(1)	Indenture, dated as of April 20, 2009, by and among Digital Realty Trust, L.P., as issuer, Digital Realty Trust, Inc., as guarantor, and Wells Fargo Bank, National Association, as trustee and paying agent, including form of 5.50% Exchangeable Senior Debentures due 2029 and guarantee (incorporated by reference to Exhibit 4.1 to Digital Realty Trust, Inc.’s Current Report on Form 8-K filed on April 20, 2009).

(g)	None.

(h)	None.

*	Previously filed.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 16, 2014

Digital Realty Trust, Inc.

By:	/s/ Joshua A. Mills
Joshua A. Mills Senior Vice President, General Counsel and Assistant Secretary

Digital Realty Trust, L.P.

By:	Digital Realty Trust, Inc.
Its general partner

By:	/s/ Joshua A. Mills
Joshua A. Mills Senior Vice President, General Counsel and Assistant Secretary

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(A)*	Issuer Repurchase Notice to Holders of 5.50% Exchangeable Senior Debentures due 2029, dated March 17, 2014, including form of Repurchase Notice and form of Withdrawal Notice.

(a)(1)(B)*	IRS Form W-9.

(a)(1)(C)*	Amendment No. 1 to the Issuer Repurchase Notice to Holders of 5.50% Exchangeable Senior Debentures due 2029, dated March 28, 2014.

(a)(5)(A)*	Press release dated March 17, 2014.

(b)(1)	Global Senior Credit Agreement, dated as of August 15, 2013, among Digital Realty Trust, L.P. and the other initial borrowers named therein and additional borrowers party thereto, as borrowers, Digital Realty Trust, Inc., as parent guarantor, the subsidiary borrowers and guarantors named therein, Citibank, N.A., as administrative agent, Bank of America, N.A., and JPMorgan Chase Bank, N.A., as syndication agents, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc. and J.P. Morgan Securities LLC, as joint lead arrangers and joint book running managers, and the other agents and lenders named therein (incorporated by reference to the Exhibit 10.1 to the Combined Quarterly Report on Form 10-Q of Digital Realty Trust, Inc. and Digital Realty Trust, L.P. filed on November 12, 2013).

(b)(2)	Amendment No. 1 to the Global Senior Credit Agreement, dated as of December 11, 2013, among Digital Realty Trust, L.P. and the other initial borrowers named therein and additional borrowers party thereto, as borrowers, Digital Realty Trust, Inc., as parent guarantor, the subsidiary borrowers and guarantors named therein, Citibank, N.A., as administrative agent, Bank of America, N.A., and JPMorgan Chase Bank, N.A., as syndication agents, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc. and J.P. Morgan Securities LLC, as joint lead arrangers and joint book running managers, and the other agents and lenders named therein (incorporated by reference to the Exhibit 10.30 to the Combined Annual Report on Form 10-K, as amended, of Digital Realty Trust, Inc. and Digital Realty Trust, L.P. filed on March 3, 2014).

(d)(1)	Indenture, dated as of April 20, 2009, by and among Digital Realty Trust, L.P., as issuer, Digital Realty Trust, Inc., as guarantor, and Wells Fargo Bank, National Association, as trustee and paying agent, including form of 5.50% Exchangeable Senior Debentures due 2029 and guarantee (incorporated by reference to Exhibit 4.1 to Digital Realty Trust, Inc.’s Current Report on Form 8-K filed on April 20, 2009).

(g)	None.

(h)	None.

*	Previously filed.